Mail Stop 6010

Via Facsimile and U.S. Mail

	June 24, 2005


Mr. Robert D. Orr
Chairman of the Board and Chief Executive Officer
Brooke Corporation
10950 Grandview Drive, Suite 600
Overland Park, Kansas 66210

RE:	Brooke Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005
            File No. 001-31698

Dear Mr. Orr:

              We have reviewed your response letter dated May 31, 2005 to our comment letter dated May 12, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis

Results of Operations

Analysis by Segment, pages 32-43

1. We have read your response to prior comment 2a. We understand that gains on sale of businesses result from your acquisition and immediate resale of an insurance agency, financial service firm or funeral home. The amount of these gains represent the difference between consideration paid by you to sellers, which includes notes payable at below-market interest, and the greater amount of consideration received by you from your franchisees. Please describe the typical form of consideration received by you from your franchisees. If this consideration includes notes receivable, describe the principal terms of these instruments and, if applicable, the process, timing and frequency for including these notes in your securitization program. Describe the continuity of former agency owner/management during agency acquisition, resale and integration with your franchise system. Tell us the current presence of former agency owner/management in your franchise system and describe how they are compensated.

2. We note that the amounts presented in the disclosure proposed in your response to prior comment 2a did not aggregate to the income statement caption, gain on sale of businesses. Also, the 2004 gain on sale from deferred payments disclosed in the table differs from related disclosure in the first paragraph of your proposed disclosures. Please provide MD&A disclosure that is internally consistent and integrated with the applicable financial statement captions for each year presented.

3. We have read your responses to prior comments 2d and 11. It appears that your income statement presentation should be revised so that interest income is presented separately from participating
interest expense.   Please tell us your basis under GAAP for this
net
presentation.

4. Please refer to your response to prior comment 3. Please address the following:

* Please tell us your basis under GAAP for netting the
franchisees`
use of your sales/service centers against commissions owed to franchisees. Explain to us why the additional share of commissions received by Brooke Franchise for the use of your sale/service centers is not considered rental income.
* Please expand your disclosure to clarify how you determine the allocation of initial franchise fees between basic services and Buyers Assistance Plan. Clarify why only the amount in excess of the initial franchise fee for $125,000 is allocated to the Buyers Assistance Plan. Tell us how your accounting complies with paragraph
13 of SFAS 45 and if the franchisee has commenced operations at the
time these services are provided.
*
In your response to prior comment 12 you state that the Buyer Assistance Plans services are provided under consulting agreements.
Tell us if the fees for the various services provided are specified in the consulting agreements and whether the various services are sold separately to support your statement that each service has standalone value.
* It appears that providing post-closing marketing plan adjustments, advertising and training assistance are important services under your
Buyers Assistance Plans. Please explain to us why you believe that you perform substantially all the Buyer Assistance Plan services before an acquisition closes. Tell us your basis under SFAS 45 and EITF 00-21 for recognizing some of the fees immediately and deferring a relatively small portion of the initial fee until these services are performed.

Capital Commitments, page 44

5. We have read your proposed revisions in response to prior comments
6 and 7. It appears that the level of expected interest payments is high in relation to long-term debt. Please add footnote disclosure to the table that explains the nature of interest payments and your other contractual payments.

Off Balance Sheet Arrangements, page 45

6. We have read your response to prior comment 9. Please describe specifically the obligations or liabilities, including contingent obligations, arising from your off balance sheet activities that are reasonably likely to become material and the related possible triggering events or state that none are known to exist. Describe known trends or uncertainties that would reasonably result in a material reduction of the availability of your off balance sheet arrangements and the course of action that you would propose to take in response to such circumstances. Integrate your new disclosure relating to transferred assets from loan sales and securitizations with the amounts in Note 2.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

7. In your proposed disclosures in response to prior comments 2a and
12 you state that you have a continuing obligation to pay the deferred portion of the purchase price when due and you are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Please explain to us further your basis for classifying gain on extinguishment of debt as revenues since it appears that gains from extinguishment of debt is incidental to your operations and not a part of your major ongoing or central operations. Please cite authoritative accounting literature to support your presentation.


Note 1. Summary of Significant Accounting Policies

(e) Revenue Recognition, pages 55 and 56

8. We note in your response to prior comment 12 that you recognize initial franchise fees for BAP services using the percentage of completion method. However, elsewhere you disclose that all initial franchise fees are contingent and paid only when an acquisition closes. Please clarify how you recognize initial franchise fees paid for BAP services.

9. We note in your response to prior comment 15 that franchisees typically borrow money from Brooke Credit to acquire agency assets to be converted into your franchise system or to pay initial franchise fees. Please explain to us your basis under GAAP for the immediate recognition of gain on the sale of businesses to franchisees.
Tell
us your consideration of the guidance in SAB Topic 5:U.

(u) Securities, page 61

10. Your response does not appear to adequately address all issues raised in prior comment 16. Please provide a separate accounting policy for interest-only strip receivables and include all disclosures required by SFAS 115. Tell us how the interest only strip receivables that are classified as part of securities differ from those classified in a separate balance sheet caption. Explain your basis for this separate classification.

Note 2. Notes Receivable, page 63

11. We have read your response to prior comment 17. Please provide a more detailed description of the basis for your conclusion that the qualifying SPEs are demonstrably distinct from the transferor as stipulated in paragraph 36 of SFAS 140. Provide the computation and related analyses supporting your conclusion that at least 10% of the fair value of the beneficial interests in these qualifying SPEs is held by parties other than the transferor, its affiliates or agents.
Explain to us how you considered the following rights you retain to specified cash flows and your related activities and obligations in this evaluation:
* Interest only strip receivables
* Retained interests
* Servicing assets
* Financial guaranty coverage issued by DB Indemnity for business loans transferred to qualified SPEs
* Collateralization provided by you or your franchisees for business loans transferred to qualified SPEs
* Your obligation to repurchase or redeem notes receivable transferred to qualified SPEs before their maturity in the event of an uncured breech of warranty


12. We note that this 10% test is an ongoing test. Describe the events or conditions that could cause these qualified SPEs to fail the 10% test, the likelihood that such failures could occur in the future and your basis for excluding this calculation from critical accounting estimates.

13. In the Limited Liability Company Agreement that you provided to us, Lori Gebron appeared to be the only third party holder of beneficial interests in this qualified SPE. In general and for this specific qualified SPE, describe the basis for your conclusion that such third parties were not affiliates or agents, as described in paragraph 36 of SFAS 140, and that the transferor, its affiliates and agents could not unilaterally dissolve these qualified SPEs. Describe the consideration paid by such third parties in their purchase of these beneficial interests. Demonstrate that Lori Gebron`s ownership of beneficial interest met the 10% test under SFAS 140.

*  *  *  *  *

            As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Frank Wyman, Staff Accountant at (202) 551-
3660
or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at
(202) 551-3679.
							Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
??

??

??

??

Mr. Robert D. Orr
Brooke Corporation
June 24, 2005
Page 5